Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

	Three	Nine
	Months	Months
	Ended	Ended
	9/30/07	9/30/07
Income before income tax provision	$294.0	$924.5
Income recognized on less than fifty percent owned persons, net	1.4	(8.5)
Minority interest in the income of subsidiary with fixed charges	—	—

	$295.4	$916.0

Fixed Charges:
Interest expense	$7.2	$24.6
Portion of rents deemed to be interest	1.6	4.9
Capitalized interest	2.8	6.0
Amortization of debt expense	0.2	0.6

Fixed Charges excluding the effects of capitalized interest	$11.8	$36.1
Earnings adjustments:
Capitalized interest	$(2.8)	$(6.0)

Earnings, as adjusted	$304.4	$946.1

Ratio of earnings to fixed charges	25.8	26.2